

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 1, 2010

Mr. Andrew T. Studley
Chief Financial Officer
Nevada Geothermal Power Inc.
900-409 Granville Street
Vancouver, B.C. Canada V6C1T2

> **Re: Nevada Geothermal Power Inc.**
> **Form 20-F for the Fiscal Year Ended June 30, 2009**
> **Filed December 1, 2009**
> **Form 6-K filed December 2, 2009**
> **File No. 0-49917**

Dear Mr. Studley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended June 30, 2009

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 64

1.   Your disclosure on page 11 states that you have not been in compliance with certain terms of your loan agreement with Trust Company of the West ("TCW"), principally due to project costs exceeding budgeted amounts. Please revise your liquidity discussion to disclose all of the loan terms (or covenants) that you are required to comply with pursuant to this debenture. In addition, specify each loan term for which you were not in compliance as of June 30, 2009. Explain the

parameters of each loan term and how far out of compliance you were as of June 30, 2009 by quantifying the amounts when possible. Clarify whether you took steps to become in compliance with the loan terms subsequent to year end or whether you became further out of compliance.

2. Your disclosure on page 11 also states that you have not received notice of default from TCW as a result of any non-compliance with the loan agreement. Revise your liquidity section to discuss any communication that you have received from TCW with regard to your non-compliance of the loan terms. Please explain whether they have indicated to you the point at which they would send a formal notice of default on the loans. In this respect, please explain why failure to obtain funding from John Hancock Life Insurance ("John Hancock") or a similar loan from another lender may result in default under the terms of the TCW loan agreement.

3. Your disclosure on pages 11 and 15 also state that you are in negotiations with John Hancock to receive long term debt up to $95 million, which will in part be used to pay down the TCW loan to $70 million. Please revise your liquidity section to address how you anticipate obtaining this additional financing will impact your overall liquidity and your results of operations.

4. Your disclosure on page 15 and other places in your filing state that you require funds for drilling at least three additional wells, which you anticipate will be funded from the John Hancock loan. Please revise your liquidity section to discuss the amount of capital that you estimate the three additional wells will cost as of June 30, 2009.

Controls and Procedures, page 107

5. You state that management concluded that the company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009. You also state that there has been no change in internal control over financial reporting during fiscal 2009 that materially affected or is likely to materially affect your internal control over financial reporting.

    We note that your independent auditors' report signed by Morgan & Company and dated October 10, 2008, indicates that, in the opinion of your independent auditors, you did not maintain effective internal control over financial reporting as of June 30, 2008.

    Please explain to us whether management concluded that the company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, and if not, how it was able to conclude that it maintained effective control as of June 30, 2009, without having made material changes during the course of the year.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 6

c) Foreign Currency Translation, page 7

6.   Your disclosure on page 13 states that you changed you reporting currency from the Canadian dollar to the US dollar on October 1, 2008 and you followed the recommendations of EIC-130 of the Canadian Institute of Chartered Accountants in making this change. However, it does not appear that you have provided full disclosure of the effect of the change in reporting currency on the financial statements of prior years as required by this guidance. Please explain how you have complied with the disclosure requirement of this guidance or revise as necessary to fully comply with this guidance.

7.   Please tell us the currency of measurement (or functional currency) that you use for the Blue Mountain operations in Nevada. Please provide your full analysis pursuant to Section 1651 of the CICA Handbook for Canadian GAAP and FASB ASC 830.10.55-5 for US GAAP, which supports your conclusion. Please explain how you considered that the financing and power purchase agreement are both denominated in US dollars when making your determination.

 (g) Geothermal Property Costs, page 9

8.   You disclose that the amortization of geothermal property costs will commence at
        the time each property becomes capable of production. Tell us when you believe
        you will begin amortizing the geothermal property costs relative to the Blue
        Mountain Project and the method that you intend to use, that is, whether straight-
        line and, if so, over what period of time, or describe the alternative method.
        Please provide a complete analysis which supports the method you intend to use.

9.   Your disclosure states that you capitalize acquisition, exploration and
        development costs on your geothermal properties on an area-of-interest basis.
        Please disclose how you define an area-of-interest for purposes of your asset
        grouping and explain how many areas-of-interest that you have. In addition,
        explain how your asset grouping complies with paragraphs 12 through 17 of
        Section 3063 of the CICA Handbook for Canadian GAAP and FASB ASC
        350.20.25-3 for US GAAP.

h) Option Proceeds Received on Geothermal Properties, page 9

10.   You disclose your accounting for option proceeds received on geothermal
        properties. Please disclose and explain to us the terms of the option contracts that
        you enter into with respect to your geothermal properties. Please clarify how you
        have determined that it is appropriate to account for the proceeds as a reduction in
        the carrying value of the related geothermal properties for both Canadian and US
        GAAP.

Note 10. Long-Term Liabilities, page 22

11.   We note disclosure of the cash settled option that has been granted to TCW.
        Please revise to disclose your accounting policy for this option and tell us how it
        complies with both Canadian and US GAAP. In addition, ensure that you have
        disclosed all material terms of this cash option grant.

12.   Please clarify the nature of the $777 thousand adjustment to the balance of your
        long-term liabilities as of June 30, 2009. Please clarify why a change in the
        estimate of future cash flows would impact the carrying amount of your long-term
        debt.

Note 11. Asset Retirement Obligation, page 24

13.   Please clarify why the prior year estimate of your asset retirement obligations was
        adjusted by $584 thousand in fiscal year 2009.

Note 12. Income Taxes, page 25

14.   Please clarify how you have determined that the valuation allowance on your deferred tax assets is appropriate as of June 30, 2009 and 2008. In this respect, it appears that you are relying on taxable income that will be generated from the reversal of the deferred tax liabilities related to your geothermal properties and property, plant and equipment to support the unreserved deferred tax asset as of June 30, 2009 and 2008. If this is correct, please explain how you have determined that the reversal of the deferred tax liability will match up with the deferred tax assets in future years.

Note 18. Material Differences Between Canadian and United States Generally Accepted Accounting Principals (GAAP)

15.   We note your disclosure that you have determined that the Blue Mountain project is economically feasible. Please clarify when you made this determination. In addition, please clarify how you assess whether a particular project is economically feasible.

16.   Please clarify the difference in the reconciling amounts for the interest in geothermal properties in your net loss US GAAP reconciliation and your interest in Geothermal Property US GAAP reconciliation for all years presented.

Form 6-K filed December 2, 2009

General

17.   You state on page 15 of your Form 20-F that you began earning revenue in August 2009. Tell us why your unaudited interim financial statements for the first quarter ended September 30, 2009, do not reflect revenue earned.

Exhibit 99-2, Management's Discussion and Analysis

18.   The first paragraph of your document states that dollar amounts referred to in your MD&A are expressed in US dollars except where indicated otherwise. It appears to us appropriate to discuss your results in US dollars, which is your reporting currency. Tell us why you believe it is appropriate to discuss results of operations in Canadian dollars beginning on page 5.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief